MELLON OPTIMA L/S STRATEGY FUND, LLC

January 23, 2018

FILED AS EDGAR CORRESPONDENCE

Mr. Kenneth Ellington

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:        Mellon Optima L/S Strategy Fund LLC (File No. 811-21694) (the “Fund”)

Dear Mr. Ellington:

We are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received during the telephone conversation which took place on January 3, 2018 with respect to the annual shareholder report of the Fund on Form N-CSR for the period ended March 31, 2017 that was filed with the Commission on June 6, 2017. For your convenience, the substance of the Staff’s comments is summarized below and is followed by the Fund’s response.

1.	Comment: Please ensure that in future filings of the annual report of the Fund, that the Fund identify in a footnote to the Schedule of Investments all securities which are non-income producing, as required under Regulation S-X, Rule 12-12, footnote 7.

Response: The Fund confirms that such information will be included in future filings.

2.	Comment: Please ensure that in future filings of the annual report of the Fund, that the Fund identify in a footnote to the Schedule of Investments all securities which are restricted, as required under Regulation S-X, Rule 12-12, footnote 8.

Response: The Fund confirms that such information will be included in future filings.

3.	Comment: Please ensure in future filings of the annual report of the Fund, that the Fund identify in the Schedule of Investments the specific class of shares of any money market fund investment held.

Response: The Fund confirms that such information will be included in future filings.

4.	Comment: Please ensure in future filings of the annual report of the Fund that the information provided in Note 1 to the Financial Statements (“Note 1”) under the heading “Organization” includes disclosure concerning the percentage of the Fund’s investments that are held by the Fund’s subsidiaries.

Response: The Fund confirms that such information will be included in future filings.

Mr. Kenneth Ellington

January 23, 2018

5.	Comment: Please ensure in future filings of the annual report of the Fund, that the information provided in Note 3 to the Financial Statements (“Note 3”) under the heading “Investment Advisory Fee and Other Transactions with Affiliates” includes information concerning the fee rate and timing of fee payments made by the Fund’s investment adviser to the Fund’s sub-investment adviser, a related party, as required pursuant to FASB ASC 850-10-50-1.

Response: The Fund confirms that such information will be included in future filings.

6.	Comment: Item 4(e)(2) of Form N-CSR requires a registrant to disclose the percentage of services described in (b) through (d) of Item 4 for which pre-approval was waived pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, rather than for which pre-approval was obtained. Please revise the Fund’s response to this Item accordingly in future filings.

Response: The Fund confirms that pre-approval was waived for 0% of the services described in (b) through (d) of Item 4 of Form N-CSR and it will revise its response to Item 4(e)(2) accordingly in future filings of Form N-CSR.

*            *             *            *

The Fund acknowledges that: (i) the Commission is not foreclosed from taking any action with respect to the Fund’s filing of its certified shareholder report on Form N-CSR; (ii) the Staff review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund will not assert the Commission’s staff review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

If you have any further questions or comments, please do not hesitate to call me at (617) 722-7716.

Sincerely,

/s/ PETER M. SULLIVAN

Peter M. Sullivan, Secretary